UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02020470

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period March 5, 2002

PE

IPSCO INC.
(Commission File No. 0-19661)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7
Telephone: (306) 924-7700
(Address of principal executive offices)

(Indicate by x mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F _x_

(Indicate by x mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _x_

PROCESSED
MAR 13 2002
THOMSON
FINANCIAL

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

Exhibit Index

Exhibit No.	Description	Page No.
1.	News Release dated 05 March 2002	1-2
2.	News Release dated 05 March 2002	3-4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: 6 March 2002

By:

Anne Parker
Anne Parker
Assistant Secretary

ipsco

News Release

For Immediate Release

IPSCO PLEASED WITH REMEDY UNDER S. 201 INVESTIGATION

[Lisle, Illinois), [5 March 2002] -- IPSCO, together with its mini-mill coalition partners, today thanked the Administration for imposing an effective uniform tariff remedy for a period of three years on all steel mill imports found by the ITC to have injured US producers with the exception of our free trade partners. "Relief will be provided with this remedy. The remedy recognizes the serious injury the domestic industry has been suffering and attempts to correct the situation. A tariff remedy has long been recognized as the one mechanism which would be able to deal effectively with steel imports," said IPSCO President and Chief Executive Officer, David Sutherland. "In addition, we trust that the import surge monitoring mechanism announced by the Administration will continue to monitor all of the affected steel products to ensure that the industry is not further injured by increasing imports. In particular, IPSCO will be monitoring slab imports closely given the their potential to undermine relief provided on other products."

IPSCO recognizes that this decision is one element of a three-part initiative by the President to restore health to the world steel industry, initially by addressing the U.S. steel trade problem which will provide time for the domestic industry to adjust to the competition. IPSCO is strongly of the belief that global overcapacity is the root cause of the industry's woes and that the reduction of overcapacity and elimination of subsidies and private anticompetitive practices throughout the world steel industry must be a continuing priority. The OECD high-level meetings that have been convened open the doors to examination of such practices. IPSCO is supportive of the Administration working diligently toward a more uniform, fair and open global trading environment while maintaining all existing trade remedies.

This decision will allow IPSCO to continue to supply its customers with high grade product, delivered in a just-in-time fashion, by a domestic manufacturer with the ability to be a long-term viable supplier to the North American industry. An effective and healthy steel supply capability is in the interest of steel users and consumers alike.

This news release contains forward looking information with respect to IPSCO=s operations and beliefs. Actual results may differ from these forward looking statements due to numerous factors including the conduct of exporting countries, and the demand for steel in the U.S. These and other factors are outlined in IPSCO=s regulatory filings with the Securities and Exchange Commission, including those on IPSCO=s Annual Report for 2000, its MD&A., particularly as discussed under the heading "Business Risks and Uncertainties", and Form 40-F.

Company Contact:
Anne Parker, Vice President, Trade Policy and Communications
Tel. (630) 810-4790
Release #02-09

# # #

IPSCO

News Release

For Immediate Release

IPSCO PLEASED WITH REMEDY UNDER S. 201 INVESTIGATION

[Regina, Saskatchewan], [5 March 2002] -- IPSCO, as a NAFTA steel manufacturer with operations and customers in both Canada and the United States, is pleased with the 201 safeguard remedy announcement by U.S. President Bush. This decision recognizes the injury that has been caused to the US steel industry by offshore imports. It is noteworthy that the President excluded NAFTA trading partners from the remedies announced which recognizes the integrated nature of these steel markets. This exclusion will allow the movement of steel between Canada and the USA to continue within normal trading patterns.

IPSCO recognizes that similar import pressures from offshore producers face Canada and IPSCO will continue to work with the Government of Canada to push for appropriate action on injurious offshore imports into Canada.

"This decision, particularly if coupled with Canadian vigilance against offshore imports, will allow IPSCO to continue to supply its customers with high grade product, delivered in a just-in-time fashion, by a manufacturer with the ability to be a long-term viable supplier to the North American industry," said David Sutherland, President and Chief Executive Officer, IPSCO Inc. "An effective and healthy steel supply capability is in the interest of steel users and consumers alike."

IPSCO is strongly of the belief that global overcapacity is the root cause of the industry's woes and that the reduction of overcapacity and elimination of subsidies and private anticompetitive practices throughout the world steel industry must be a continuing priority. The OECD high-level meetings that have been convened open the doors to examination of such practices. IPSCO is supportive of governments working diligently toward a more uniform, fair and open global trading environment while maintaining all existing trade remedies.

This news release contains forward looking information with respect to IPSCO=s operations and beliefs. Actual results may differ from these forward looking statements due to numerous factors including the conduct of exporting countries, and the demand for steel in the U.S. These and other factors are outlined in IPSCO=s regulatory filings with the Securities and Exchange Commission, including those on IPSCO=s Annual Report for 2000, its MD&A., particularly as discussed under the heading "Business Risks and Uncertainties", and Form 40-F.

Company Contact:
Anne Parker, Vice President, Trade Policy and Communications
IPSCO
Tel. (630) 810-4790
Release #02-10

# # #